EXHIBIT 23.3

INDEPENDENT AUDITORS' CONSENT

        We consent to the use in this Registration Statement of AmeriPath, Inc. and subsidiaries on Form S-4 of our report dated February 22, 2002, relating to the consolidated statements of income, stockholder's equity and cash flows for the year ended December 31, 2001 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 133, relating to derivative instruments), appearing in the Prospectus, which is part of this Registration Statement.

        We also consent to the reference to us under the headings "Summary Historical Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP

Miami, FL
April 14, 2004